UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERNATIONAL SMART SOURCING, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46034D104

(CUSIP Number)

Jeffrey M. Marks Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

September 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46034D104

CUSIP NO. 46034D104	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ISSI Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP NO. 46034D104	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Kassel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 46034D104	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Franzone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 46034D104	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harry Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 46034D104	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maryann Franzone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 46034D104	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dorothy Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1:	Security and Issuer.

          This Amendment No. 1 amends the statement on Schedule 13D filed on May 17, 2006 (the “Schedule 13D”) which relates to the common stock, par value $.001 per share (the “Common Stock”), of International Smart Sourcing, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 320 Broad Hollow Road, Farmingdale, New York 11735.  All capitalized terms used but not otherwise defined herein shall have the meanings given such terms in the Schedule 13D.

Item 2:	Identity and Background.

          (a)     On May 8, 2006, the Issuer and Holdings LLC entered into a stock purchase agreement, as amended (the “Stock Purchase Agreement”) pursuant to which the Issuer agreed to sell to Holdings LLC all of the outstanding shares of capital stock of the Issuer’s three wholly-owned subsidiaries in exchange for, among other consideration, the transfer to the Issuer of 7,925,000 shares of Common Stock of the Issuer owned by Mr. Kassel, Mr. Franzone, Mr. Goodman, Mrs. Franzone and Mrs. Goodman.  The transaction contemplated by the Stock Purchase Agreement was completed on September 28, 2006.

          (b) and (c)     Mr. Kassel’s present principal occupation is manager and Chairman of Holdings LLC.  Mr. Franzone’s present principal occupation is Vice President of Business Development of Holdings LLC and Chief Executive Officer of Electronic Hardware Corp. (“EHC”), one of Holdings LLC’s three wholly-owned subsidiaries.  Mr. Hale’s present principal occupation is President and a director of the Issuer, President of Holdings LLC, President of Smart Sourcing, Inc., one of the Issuer’s three wholly-owned subsidiaries and Vice President of Compact Disc Packaging Corp. (“CDP”), one of Holdings LLC’s three wholly-owned subsidiaries.  Mr. Goodman’s present principal occupation is manager of Holdings LLC.  Mr. Sgammato’s present principal occupation is Treasurer and manager of Holdings LLC, President of EHC and Secretary of CDP.  Mrs. Franzone and Mrs. Goodman are not presently engaged in or employed by a business.

          The address of the principal place of business of each of the Reporting Persons (and the other managers and officers of Holdings LLC) is as follows:

(i)	ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

(ii)	Mr. Kassel, c/o ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

(iii)	Mr. Franzone, c/o ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

(iv)	Mr. Goodman, c/o ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

(v)	Mr. Hale, c/o ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

(vi)	Mr. Sgammato, c/o ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

(vii)	Mrs. Franzone, c/o ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

(viii)	Mrs. Goodman, c/o ISSI Holdings LLC, 320 Broad Hollow Road, Farmingdale, New York 11735.

Item 4:	Purpose of the Transaction.

          As described in the Schedule 13D, the Stock Purchase Agreement provided that the Issuer would sell to Holdings LLC all of the outstanding capital stock of the Issuer’s three wholly-owned subsidiaries in exchange for, among other consideration, the transfer to the Issuer of 7,925,000 shares of Common Stock of the Issuer owned by Mr. Kassel, Mr. Goodman, Mr. Franzone, Mrs. Franzone and Mrs. Goodman.

          In connection with the closing under the Stock Purchase Agreement, which occurred on September 28, 2006, Mr. Franzone, Mr. Goodman and Mr. Sgammato have resigned as directors and/or officers of the Issuer.  Mr. Hale remains as an officer and director of the Issuer as well as a full-time employee of Holdings LLC.

          In connection with the closing under the Stock Purchase Agreement, the Reporting Persons transferred an aggregate of 7,925,000 shares of Common Stock of the Issuer, constituting approximately 41.9% of the Issuer’s outstanding shares of Common Stock, to the Issuer.  Additionally, at such closing, Mr. Kassel, Mr. Franzone and Mr. Goodman terminated their stock options exercisable for 970,000, 970,000 and 95,000 shares, respectively, of Common Stock.

          The Reporting Persons (and the other managers and officers of Holdings LLC) no longer own any shares of Common Stock of the Issuer, other than 500 shares of Common Stock held by Mr. Hale.

          On July 28, 2006, the Issuer terminated the letter of intent to acquire the shares of Charter Fabrics, Inc.

Item 5:	Interest in Securities of the Issuer.

          As of the date hereof, each of (i) Holdings LLC and (ii) all Reporting Persons as a group are not deemed to beneficially own any shares of Common Stock, except that Mr. Hale is the beneficial owner of 500 shares of Common Stock, constituting approximately 0.0% of the outstanding shares of Common Stock.

          Mr. Hale has sole power to vote and dispose of the shares of Common Stock beneficially owned by him.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by Mr. Hale or any other manager or officer of Holdings LLC.  The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by Mr. Hale or any other manager or officer of Holdings LLC.

          All of the percentages set forth in this Amendment No. 1 to Schedule 13D are calculated based on Rule 13d-3(d)(1) of the Exchange Act, assuming an aggregate of 10,974,435 shares of Common Stock outstanding as of September 28, 2006, as set forth in the definitive proxy statement on Schedule 14A filed by the Issuer with the Commission on August 28, 2006.

          Except for the transactions described in this Amendment No. 1 to Schedule 13D and the Schedule 13D (including those described in Item 6, which information is incorporated herein by reference), there have been no other transactions in the securities of the Issuer by the Reporting Persons in the last 60 days.

Item 6:	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

          Pursuant to the Stock Purchase Agreement, the Issuer sold to Holdings LLC all of the outstanding shares of capital stock of the Issuer’s three wholly-owned subsidiaries in exchange for, among other consideration, the transfer to the Issuer of 7,925,000 shares of Common Stock of the Issuer owned by Mr. Kassel, Mr. Franzone, Mr. Goodman, Mrs. Franzone and Mrs. Goodman.  The preceding description of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the detailed provisions of the Stock Purchase Agreement, a copy of which was filed as an exhibit to the Schedule 13D.

          The Stock Purchase Agreement was amended on June 29, 2006 to extend the date by which the closing of the transaction must occur to August 31, 2006.  The Stock Purchase Agreement was further amended on August 16, 2006 to extend the date by which the closing of the transaction must occur to October 16, 2006.

Item 7:	Exhibits.

(a)

Amendment to Stock Purchase Agreement, dated as of June 29, 2006, by and between International Smart Sourcing, Inc. and ISSI Holdings LLC, incorporated by reference to Exhibit A to the definitive proxy statement on Schedule 14A filed by International Smart Sourcing, Inc. on August 28, 2006.

(b)

Amendment to Stock Purchase Agreement, dated as of August 16, 2006, by and between International Smart Sourcing, Inc. and ISSI Holdings LLC, incorporated by reference to Exhibit A to the definitive proxy statement on Schedule 14A filed by International Smart Sourcing, Inc. on August 28, 2006.

Signatures.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: September 28, 2006

ISSI HOLDINGS LLC

	By:	/s/ David Hale

	Name:	David Hale
	Title:	President

/s/ David Kassel

David Kassel

/s/ Andrew Franzone

Andrew Franzone

/s/ Harry Goodman

Harry Goodman

/s/ Maryann Franzone

Maryann Franzone

/s/ Dorothy Goodman

Dorothy Goodman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).